Exhibit (a)(5)(T)

Dassault Systèmes Extends Tender Offer for Accelrys

VÉLIZY-VILLACOUBLAY, France — March 14, 2014 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA), the 3DEXPERIENCE Company, world leader in 3D design software, 3D Digital Mock Up and Product Lifecycle Management (PLM) solutions announces the extension of the expiration date of the tender offer by its wholly owned indirect subsidiary, 3DS Acquisition Corp., to purchase all of the outstanding shares of Accelrys, Inc. (NASDAQ: ACCL) (Accelrys) common stock at an offer price of $12.50 per share in cash, without interest and subject to any required withholding of taxes. Dassault Systèmes and Accelrys have agreed that the expiration date will be extended until 12:00 midnight, New York City time, at the end of the day on Tuesday, March 25, 2014, unless otherwise extended or terminated. Except for the extension of the tender offer, all other terms and conditions of the tender offer remain unchanged.

The extension allows for the conclusion of the initial 30-day review period by the Committee on Foreign Investment in the United States (CFIUS) under the Exon-Florio Amendment to the United States Defense Production Act of 1950, as amended. The initial CFIUS review period is scheduled to end no later than Monday, March 24, 2014, by which date CFIUS is required to have determined whether to conclude its review or undertake an additional 45-calendar day investigation.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised that as of midnight on March 13, 2014, approximately 40,845,725 shares of Accelrys common stock (excluding 847,858 shares of Accelrys common stock subject to notices of guaranteed delivery) had been validly tendered and not validly withdrawn pursuant to the tender offer, representing approximately 73.2 percent of the outstanding shares of Accelrys common stock.

Important notices

This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities. On February 13, 2014, Dassault Systèmes filed with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO regarding the tender offer described in this press release. The stockholders of Accelrys are strongly advised to read the tender offer statement (as updated and amended) filed by Dassault Systèmes because it contains important information that Accelrys' stockholders should consider before tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Accelrys with the SEC are available for free at the SEC’s website (http://www.sec.gov) and may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York, 10022 or by calling +1(888) 750-5834.

This release contains forward-looking statements. These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of the control of Dassault Systèmes, are difficult to predict and may cause actual outcome to differ significantly from any future outcome expressed or implied in the forward-looking statements in this release. While Dassault Systèmes believes that the assumptions made and the expectations reflected in this release are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause the group’s actual results or ratings to differ materially from those assumed hereinafter. Dassault Systèmes undertakes no obligation to update or revise the forward-looking statements in this release whether as a result of new information, future events or otherwise.

For all questions relating to the tender offer, please call Innisfree M&A Incorporated at +1 (888) 750-5834.

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 190,000 customers of all sizes, in all industries, in more than 140 countries.

CATIA, SOLIDWORKS, SIMULIA, DELMIA, ENOVIA, GEOVIA, EXALEAD, NETVIBES, 3DSWYM and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Investor Relations Contacts:

Corporate	F-J BORDONADO/ B. MARTINEZ
North America	Michele KATZ	3DS.Tenderoffer-Accelrys@3DS.COM

Dassault Systèmes Press Contact:

North America	Elena FERNANDEZ
elena.fernandez@3ds.com
+1 (978) 442-2790